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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

WM. WRIGLEY JR. COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

982526 10 5

(CUSIP Number)

Marshall E. Eisenberg, Esq.
Neal, Gerber & Eisenberg LLP
Two North LaSalle Street
Chicago, Illinois 60602

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

Page 1 of 5 Pages

CUSIP No. 982526 10 5	13D	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William Wrigley, Jr..

William Wrigley, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power
Number of		Has sole voting power over 22,651,137 shares of Common Stock and 24,705,570 shares of Class B Common Stock. Each share of Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is convertible into Common Stock.

Shares	8.	Shared Voting Power

Beneficially		0

Owned by Each	9.	Sole Dispositive Power

Reporting		Has sole dispositive power over 13,243,485 shares of Common Stock and 19,029,400 shares of Class B Common Stock.

Person	10.	Shared Dispositive Power

With		Has shared dispositive power over 509,664 shares of Common Stock and 254,832 shares of Class B Common Stock.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

47,356,707 shares of which 24,705,570 shares are Class B Common Stock convertible into Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

11.8% of Common Stock; 73.5% of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 21.9% of the issued and outstanding Common Stock.

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 982526 10 5	13D	Page 3 of 5 Pages

     Except as specifically amended hereby, all other provisions of Mr. Wrigley, Jr.’s Schedule 13D filed on April 8, 1999, as amended by Amendment Nos. 1-6, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.

     See response to Item 4 below.

Item 4.    Purpose of Transaction.

     In connection with the winding-up and closing of the Estate of William Wrigley (Mr. Wrigley, Jr.’s father) and the distribution of the remaining assets of the Estate, and pursuant to an agreement dated December 1, 2003 among William Wrigley’s children, as the beneficiaries of the Estate, effective on October 20, 2004, (i) Mr. Wrigley, Jr., as trustee or co-trustee of trusts for his own benefit, transferred 5,948,047 shares of Common Stock to trusts for the benefit of Mr. Wrigley, Jr., Mr. Wrigley, Jr.’s brother, Philip K. Wrigley, Mr. Wrigley, Jr.’s sister, Alison Wrigley Rusack, and/or her children, and such trusts for the benefit of Mr. Wrigley, Jr. received an equal number of shares of Class B Common Stock in exchange; (ii) a trust for the benefit of Mr. Wrigley, Jr. and Ms. Rusack transferred 744,893 shares of Common Stock to a trust for the benefit of Ms. Rusack and transferred 744,893 shares of Class B Common Stock to a trust for the benefit of Mr. Wrigley, Jr.; and (iii) Mr. Wrigley, Jr. resigned as trustee or co-trustee, as the case may be, of trusts for the benefit of Ms. Rusack and/or her children. As a result of such resignations, Mr. Wrigley, Jr. no longer has voting or dispositive power over an aggregate of 13,212,392 shares of Common Stock held by such trusts.

Item 5.    Interest in Securities of the Issuer.

     (a) Mr. Wrigley, Jr. is the beneficial owner (prior to the disclaimer of beneficial interest as described herein) of 22,651,137 shares of Common Stock, representing 11.8% of the issued and outstanding shares of Common Stock, and 24,705,570 shares of Class B Common Stock, representing 73.5% of the issued and outstanding shares of Class B Common Stock. Of these Shares, Mr. Wrigley, Jr. disclaims any beneficial interest in 21,219,661 shares of Common Stock and 12,370,319 shares of Class B Common Stock. Shares of Class B Common Stock are entitled to ten votes per share, are subject to restrictions on transfer and are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B) under the Securities Exchange Act of 1934, Mr. Wrigley, Jr. is deemed to beneficially own 47,356,707 shares of Common Stock, representing 21.9% of the issued and outstanding shares, after giving effect to the assumed conversion by Mr. Wrigley, Jr. of the shares of Class B Common Stock. The ownership percentages set forth herein are based upon 191,132,715 shares of Common Stock and 33,622,699 shares of Class B Common Stock outstanding as of July 30, 2004, as reported in the Company’s Form 10-Q for the fiscal quarter ended June 30, 2004.

     (b) The number of shares as to which Mr. Wrigley, Jr. has the sole power to vote or to dispose, or the shared power to vote or to dispose is as follows:

Sole voting power:	22,651,137 shares of Common Stock 24,705,570 shares of Class B Common Stock

Shared voting power:	0

Sole dispositive power:	13,243,485 shares of Common Stock 19,029,400 shares of Class B Common Stock

Shared dispositive power:	509,664 shares of Common Stock 254,832 shares of Class B Common Stock

CUSIP No. 982526 10 5	13D	Page 4 of 5 Pages

     (c) As described in Item 6 below, Mr. Wrigley, Jr. holds irrevocable proxies with respect to, and therefore has voting power over, shares of Common Stock and Class B Common Stock owned by certain trusts for the benefit of family members. Mr. Wrigley, Jr. does not have dispositive power over such Shares; rather dispositive power is held by the trustee of such trusts. The trustee of such trusts effected open market sales of shares of Common Stock from these trusts within the past sixty days as follows: (i) on August 24, 2004, an aggregate of 400 shares were sold at a price per share of $63.0100; (ii) on August 25, 2004, an aggregate of 62,200 shares were sold at a price per share of $62.8981; (iii) on August 26, 2004, an aggregate of 19,300 shares were sold at a price per share of $62.7794; (iv) on August 27, 2004, an aggregate of 67,500 shares were sold at a price per share of $62.7267; and (v) on September 7, 2004, an aggregate of 69,600 shares were sold at a price per share of $63.7436.

          Also see response to Item 4 above.

     (d) A number of individuals and entities, including Mr. Wrigley, Jr., have an economic interest in and the right to receive dividends from, or the proceeds from the sale of, Shares as beneficiaries of various trusts over which Mr. Wrigley, Jr. is a trustee or co-trustee and as beneficial owners or otherwise.

     (e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. Wrigley, Jr. entered into an agreement with Santa Catalina Island Company, a Delaware corporation (“SCI Co.”), effective as of December 28, 2001, pursuant to which Mr. Wrigley, Jr. holds an irrevocable proxy to vote the 960,000 shares of Common Stock and 480,000 shares of Class B Common Stock owned by SCI Co. (or certain permitted transferees). Mr. Wrigley, Jr. does not have investment or dispositive power over such Shares. The irrevocable proxy granted to Mr. Wrigley, Jr. is of indeterminate duration (depending on the occurrence of certain events). In addition, pursuant to the agreement, Mr. Wrigley, Jr. has the right to purchase at the then-current market price any shares SCI Co. (or certain permitted transferees) intends to sell.

     Pursuant to an agreement effective as of September 25, 2002, Mr. Wrigley, Jr. holds irrevocable proxies to vote an aggregate of 7,937,988 shares of Common Stock and 4,941,338 shares of Class B Common Stock owned by certain trusts for the benefit of family members. Mr. Wrigley, Jr. does not have the right to direct the sale, exchange or disposition of the Shares held by such trusts. The irrevocable proxies granted to Mr. Wrigley, Jr. terminate on September 25, 2005.

     In connection with the winding-up and closing of the Estate of William Wrigley (Mr. Wrigley, Jr.’s father) and the distribution of the remaining assets of the Estate, William Wrigley’s children, as the beneficiaries of the Estate, entered into an agreement dated December 1, 2003. See the response to Item 4 above with regard to transactions completed pursuant to this agreement.

     In connection with the winding up and closing of the Estate, it is possible that the irrevocable proxy given to Mr. Wrigley, Jr. by SCI Co. (as described above) may be terminated if, among other things, SCI Co. agrees as to certain matters with Mr. Wrigley, Jr. Accordingly, no assurance can be given that such irrevocable proxy will be terminated.

CUSIP No. 982526 10 5	13D	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2004

/s/ William Wrigley, Jr.
William Wrigley, Jr.